Exhibit 14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14A of our reports dated February 16, 2024, relating to the financial statements and financial highlights of Schwab Variable Share Price Money Fund and Schwab Government Money Fund, each a series of The Charles Schwab Family of Funds (the “Trust”), appearing in the Annual Reports on Form N-CSR of the Trust for the year ended December 31, 2023, and to the references to us under the headings “Financial Highlights” in the Prospectus/Information Statement and “Miscellaneous” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Denver, Colorado

July 23, 2024